CADBURY PLC

Voting Rights and Capital

Pursuant to Disclosure and Transparency Rule 5.6, we would like to notify the market of the following:

Cadbury plc’s capital consists of 1,357,420,639 ordinary shares with voting rights as at 28 August 2008. Cadbury plc holds no ordinary shares in Treasury.

Therefore, the total number of voting rights in Cadbury plc is 1,357,420,639.

The above figure (1,357,420,639) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Cadbury plc under the FSA’s Disclosure and Transparency Rules.

J M Mills
Director of Group Secretariat

29 August 2008